Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2015

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Board of Directors Minutes

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (03/2015)

Date, Time and Location:
April 2, 2015, at 2:30 p.m., at the Company's headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:
The undersigned Members of the Board of Directors, including participation by telephone.

Decisions:

1.
For the purposes of complying with the Official Letter No. 0114/2015/CVM/SEP/GEA-2 ("Official Letter"), received by the Company on March 26, 2015, and considering the recent decision of the Securities and Exchange Commission of Brazil (CVM) referring to the Proceeding CVM RJ2014/6629, available on the CVM website on March 3, 2015, the members of the Board of Directors took note and expressed positively for the modification of the global Management and Fiscal Council compensation proposal that has been submitted by the Compensation Committee, to include the amounts of the stock-based compensation plan and post-retirement benefits in the maximum limit of overall management compensation. This proposal shall be resubmitted on this date for deliberation of shareholders at the annual general shareholders meeting of the Company to be held on April 15, 2015.

2.
Members of the Board of Directors stated that, in their opinion, the amounts related to the stock-based compensation plan and post-retirement benefits do not have compensation nature, reason that it was not contemplated in the original Management proposal.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present.

As there were no further matters to be discussed, the meeting was closed, and the minutes of this meeting were written, read, approved and executed by all the undersigned Members present.

Paulo Guilherme Aguiar Cunha – Chairman

Ana Maria Levy Villela Igel

Lucio de Castro Andrade Filho

Nildemar Secches

Olavo Egydio Monteiro de Carvalho

Paulo Vieira Belotti

Pedro Wongtschowski

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2015

ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Market Announcement dated April 9, 2015)